EXHIBIT 22

Subsidiary Issuers of Guaranteed Securities

The table below lists the subsidiaries of Fiserv, Inc. (the “Company”) that are issuers of outstanding securities subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that have been fully and unconditionally guaranteed by the Company. No other subsidiary of the Company guarantees the securities listed in the table below.

Issuer	Jurisdiction of Organization	Securities
Fiserv Funding Unlimited Company	Republic of Ireland	2.875% Senior Notes due 2028 3.500% Senior Notes due 2032 4.000% Senior Notes due 2036